DAVIS LEGAL ADVISORS *since* 1892
& company

RECEIVED
2004 JUN 28 A 9:2
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

from the office of: Donna L. Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

June 16, 2004

file number: 50237-00001

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, DC 20549

04035048

SUPPL

Dear Sirs:

Re: GTECH International Resources Limited - Exemption No. 82-3779

We are solicitors for GTECH International Resources Limited (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS & COMPANY

Per: [signature]
Donna L. Ornstein
Legal Assistant

PROCESSED
JUN 30 2004
THOMSON
FINANCIAL

dlw 6/30

DO/ram
Encls.

June 16, 2004

GTECH INTERNATIONAL RESOURCES LIMITED

Rule 12(g)3-2(b)(1)(i)

INDEX

1. **Material filed with the Yukon Registrar of Companies as required by the Business Corporations Act (Yukon) and regulations thereunder ("Yukon") and with the Registrar of Companies or regulators as required to maintain the Company's registration in the Province of British Columbia ("BC")**

(a)	Incorporation Documents		
	(i)	Yukon	Not Applicable
(b)	Extra-provincial Registration		
	(i)	BC	Not Applicable
(c)	Annual Reports		
	(i)	Yukon	May 28, 2004
	(ii)	BC	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(e)	Annual Audited Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(f)	Quarterly Interim Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(g)	Special Resolution		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia, Alberta and the Yukon (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta) and the Securities Act (Yukon), the regulations thereunder, and National Policy No. 41 and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Annual Information Form	Not Applicable
(c)	Notice of Filing Annual Information Form	Not Applicable
(d)	Quarterly Interim Financial Statements	Not Applicable
(e)	News Releases	Not Applicable
(f)	BC Form 53-901F, Material Change Report	Not Applicable
(g)	Notice of Meeting Date and Record Date of AGM or Extraordinary General Meeting ("EGM")	Not Applicable
(h)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(i)	Report of Exempt Distribution	Not Applicable
(j)	Certificate under Subsection 2.7(2) or (3) of MI 45-102	Not Applicable
(k)	Prospectus	Not Applicable
(l)	Amendment to Prospectus	Not Applicable
(m)	Takeover Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(o)	Issuer Bid Circular	Not Applicable
(p)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(q)	Initial Acquisition Report	Not Applicable
(r)	Subsequent Acquisition Reports	Not Applicable

(s)	Notice of Intention to Sell by a Control Person	Not Applicable

3. Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)

(a)	Exchange Filing Statement	Not Applicable
(b)	BC Form 53-901F, Material Change Report	Not Applicable
(c)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(d)	Quarterly Interim Financial Statements	Not Applicable
(e)	News Releases	Not Applicable
(f)	Annual Information Form	Not Applicable
(g)	Notice of Filing Annual Information Form under MI 45-102	Not Applicable
(h)	Prospectus	Not Applicable
(i)	Amendment to Prospectus	Not Applicable
(j)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable
(o)	Notice of Intention to Sell by a Control Person	Not Applicable
(p)	Notice of Dividends	Not Applicable
(q)	Notice of Proposed Private Placement – Exchange Forms 4C, Declaration of Certified Filing and 4B, Private Placement Summary Form	Not Applicable

(r)	Expedited Notice of Private Placement, Exchange Forms 4F	Not Applicable
(s)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C, Transaction Summary Form	Not Applicable
(t)	Notice of Grant Stock Options – Exchange Forms 4K, Summary Form – Incentive Stock Options, and 4L, Declaration of Incentive Stock Options	Not Applicable

4. **Materials distributed to security holders as required by the Business Corporations Act (Yukon) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Yukon) and regulations thereunder National Policy No. 41 and the rules and policies of the Exchange)**

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not applicable
(b)	Quarterly Interim Financial Statements	Not Applicable
(c)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable
(f)	Issuer Bid Circular	Not Applicable
(g)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

![Yukon logo] Community Services / Services aux collectivités

ANNUAL RETURN

BUSINESS CORPORATIONS ACT (Section 267 AND 293) Form 1-04

DÉCLARATION ANNUELLE

LOI SUR LES SOCIÉTÉS PAR ACTIONS DU YUKON (ARTICLE 267 ET 293) FORMULAIRE 1-04

1. CORPORATION NAME: GTECH INTERNATIONAL RESOURCES LIMITED	
2. CORPORATE ACCESS NUMBER: 28530	
3. PHYSICAL REGISTERED OFFICE ADDRESS: Suite 200, 304 Jarvis Street, Whitehorse, YT, Y1A 2H2	
4. MAILING ADDRESS: Same as above.	5. FOR THE YEAR ENDING: May 28, 2004

6. DATE OF

YYYY	MM	DD
1968	05	28

[ ] INCORPORATION [ ] REGISTRATION [ ] AMALGAMATION [X] CONTINUATION

7. DIRECTORS

NAME	ADDRESS
A.J. (Jim) McFaull	5 - 100 Lewes Boulevard, Whitehorse, YT, Y1A 3W1
Ian Alistair Dennis	2 Holdsworth Avenue, Greenwich, NSW, 2065, Australia
Frederick Bart	98 Victoria Road, Bellevue Hill, Sydney, NSW, 2023, Australia
Mervyn Jacobson	Flat 4, 34 St. Georges Drive, London, SWIV 4BN, England

8. OFFICERS (example: President, Secretary, etc.)

NAME	OFFICE HELD
Ian Alistair Dennis	President and Secretary
Mervyn Jacobson	Chairman of the Board

All filing required by the Yukon *Business Corporations Act* have been made relating to any change in:

1. **Directors Form 1-03**
2. **Registered office address Form 1-02, 11-04**
3. **Attorney(s) Address(es) 11-03**
4. **Articles, statements**

9. DATE	SIGNATURE	TITLE
1/6/04	[signature]	PRESIDENT